UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*+

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)

Daniel H. Meyer
c/o Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
+ Represents (i) Amendment No. 4 to the Schedule 13D filed by Daniel H. Meyer, (ii) Amendment No. 3 to the Schedule 13D filed by Gramercy Tavern Corp. and (iii) Amendment No. 2 to the Schedule 13D filed by Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Daniel H. Meyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
2,430,708
	8	Shared Voting Power
3,281,184
	9	Sole Dispositive Power
2,430,708
	10	Shared Dispositive Power
3,281,184
11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,711,892
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
18.7%
14	Type of Reporting Person
IN

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
GRAMERCY TAVERN CORP.(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
2,690,263
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
2,690,263
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,690,263
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
9.4%
14	Type of Reporting Person
CO
(1) Gramercy Tavern Corp. is an entity controlled by Mr. Meyer.

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
590,921
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
590,921
11	Aggregate Amount Beneficially Owned by Each Reporting Person
590,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
2.2%
14	Type of Reporting Person
OO (Grantor Trust)

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This filing, dated July 20, 2017 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Daniel H. Meyer, Gramercy Tavern Corp. and Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12 (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13Ds is hereby amended and supplemented as follows:

On May 11, 2017, the Issuer, the Reporting Persons and other signatories party thereto entered into Amendment No. 2 to Stockholders Agreement, dated as of February 4, 2015 (the "Stockholders Agreement"), pursuant to which certain persons were removed as parties to the Stockholders Agreement.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 25,964,866 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Persons to be outstanding as of July 19, 2017.

At the close of business on July 19, 2017, the Reporting Persons may be deemed to beneficially own 5,711,892 shares of A-Common in the aggregate, constituting approximately 18.7% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
DANIEL H. MEYER(1)	5,711,892	18.7%	2,430,708	3,281,184	2,430,708	3,281,184
GRAMERCY TAVERN CORP.	2,690,263	9.4%	—	2,690,263	—	2,690,263
DANIEL H. MEYER 2012 GIFT TRUST U/A/D 10/31/12(2)	590,921	2.2%	—	590,921	—	590,921

(1) Mr. Meyer disclaims beneficial ownership of shares of A-Common that are held by Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

(2) Audrey Meyer, Mr. Meyer's wife, and Jack Polsky are the Trustees of the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

(c)
Other than the transactions described in Item 4 of this Amendment, the following table sets forth all transactions with respect to shares of A-Common effected in the past sixty days by each of the Reporting Persons.  Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price.

CUSIP No. 819047 101                Schedule 13D/A

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
DANIEL H. MEYER	6/1/2017	20,000	37.4010(1)
DANIEL H. MEYER	6/6/2017	12,400	38.0490(2)
DANIEL H. MEYER	6/7/2017	11,547	38.0363(3)
DANIEL H. MEYER	6/8/2017	1,053	38.0076(4)
Total		45,000
(1) The transaction was executed in multiple trades at prices ranging from $37.1100 to $37.6100.
(2) The transaction was executed in multiple trades at prices ranging from $38.0000 to $38.1500.
(3) The transaction was executed in multiple trades at prices ranging from $38.0000 to $38.1000.
(4) The transaction was executed in multiple trades at prices ranging from $38.0000 to $38.0500.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13Ds is hereby amended and supplemented as follows:
On May 11, 2017, the Issuer, the Reporting Persons and other signatories party thereto entered into Amendment No. 2 to Stockholders Agreement, dated as of February 4, 2015 (the "Stockholders Agreement"), pursuant to which certain persons were removed as parties to the Stockholders Agreement.
Amendment No. 2 to Stockholders Agreement is filed as Exhibit 7.12.

CUSIP No. 819047 101                Schedule 13D/A

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.12
Amendment No. 2 to Stockholders Agreement, dated as of May 11, 2017, by and among Shake Shack Inc., Daniel H. Meyer, Gramercy Tavern Corp., Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, and certain other parties thereto.

7.13	Agreement of Joint Filing, entered into effective as of July 20, 2017, by and between Daniel H. Meyer, Gramercy Tavern Corp. and Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer

Dated: July 20, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Gramercy Tavern Corp.

Dated: July 20, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12